UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   11)

STARCORE INTERNATIONAL MINES LTD.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

85525T202
(CUSIP Number)

Robert Eadie
Suite 750, 580 Hornby Street
Vancouver, BC
Canada, V6C 3B6
Telephone +1 (604) 602-4935
(Name, Address and Telephone number of Person authorized
to receive Notices and Communications)

March 18, 2022
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 2

(1)	Names of reporting persons ROBERT EADIE
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not applicable
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Canadian
Number of	(7)	Sole voting power 3,780,617 common shares
shares beneficially owned by	(8)	Shared voting power Nil
each reporting person	(9)	Sole dispositive power 3,780,617 common shares
with:	(10)	Shared dispositive power Nil
(11)	Aggregate amount beneficially owned by each reporting person 3,780,617 common shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.61%
(14)	Type of reporting person (see instructions) IN Notes: (1) Based on 49,646,851 common shares of the Issuer's common shares issued and outstanding as of the close of business on March 21, 2022.

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common shares (the "Shares"), without par value, of Starcore International Mines Ltd., a British Columbia corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 750, 580 Hornby Street, Vancouver, British Columbia V6C 3B6.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by Robert Eadie.

Residence or Business Address:

The address for the Reporting Person is: Suite 750, 580 Hornby Street, Vancouver, British Columbia V6C 3B6.

Present Principal Business or Occupation:

Mr. Eadie's principal occupation is his position as a Director and CEO of the Issuer.

Place of Organization or Citizenship:

Mr. Eadie is a citizen of Canada.

Criminal Proceedings:

During the last five years, Mr. Eadie has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, Mr. Eadie has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than in February 2016, Starcore International Mines Ltd, of which Mr. Eadie is CEO, President and Director; was the subject of an administrative enforcement action by the Securities & Exchange Commission in the United States (the “SEC”), due to its failure to meet its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) which resulted in revocation of its Exchange Act registration by order of the SEC pursuant to section 12(j) of the Exchange Act. On August 12, 2016, Starcore filed a registration statement on Form 20-F with the SEC for the purpose of registering its common shares under section 12(g) of the Exchange Act.  The registration statement became effective on October 11, 2016.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisitions were made with the personal funds of the Reporting Person, on March 18, 2022 the Reporting Person acquired 63,500 at a price of CDN$0.20 per share.

ITEM 4.     PURPOSE OF TRANSACTION

The Reporting Person acquired securities of the Issuer as described above in Item 3 as part of the Reporting Person's overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

As disclosed above, the filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the statements herein.

(a)	– (b)
1)	As of February 8, 2022, the Reporting Person was the beneficial owner of 3,632,117 common shares.
2)	As of February 9, 2022, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 3,677,617 common shares.
3)	As of February 11, 2022, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 3,682,617 common shares.
4)	As of February 14, 2022, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 3,717,117 common shares.
5)	As of March 18, 2022, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 3,780,617 common shares.

As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as listed below:

Name	Date of Transaction	Number of common shares acquired	Price per common shares	Where and how the transaction was effected
Robert Eadie	February 9, 2022	45,500	CDN$0.23	Through the facilities of the Toronto Stock Exchange
Robert Eadie	February 11, 2022	5,000	CDN$0.23	Through the facilities of the Toronto Stock Exchange
Robert Eadie	February 14, 2022	34,500	CDN$0.23	Through the facilities of the Toronto Stock Exchange
Robert Eadie	March 18, 2022	63,500	CDN$0.20	Through the facilities of the Toronto Stock Exchange

(d)     As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person, as applicable, had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description of Exhibit

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2022	/s/ Robert Eadie ROBERT EADIE